SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

ARAMARK CORPORATION

(Name of the Issuer)

ARAMARK CORPORATION

RMK ACQUISITION CORPORATION

JOSEPH NEUBAUER

GS CAPITAL PARTNERS V FUND, L.P.

J.P. MORGAN PARTNERS (BHCA), L.P.

CCMP CAPITAL INVESTORS II, L.P.

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

THOMAS H. LEE EQUITY FUND VI, L.P.

(Names of Person(s) Filing Statement)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

038521100

(CUSIP Number of Class of Securities)

ARAMARK Corporation ARAMARK Tower 1101 Market Street Philadelphia, Pennsylvania 19107 Attn: Bart J. Colli, Esq. (215) 238-3000	RMK Acquisition Corporation c/o Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attn: Mark Gordon, Esq. (212) 403-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell Lipton Rosen & Katz 51 W. 52nd Street New York, New York 10019 Attn: Mark Gordon, Esq. (212) 403-1000	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: Charles I. Cogut, Esq. Attn: Mario A. Ponce, Esq. (212) 455-2000

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attn: James C. Morphy, Esq. (212) 558-4000	Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Attn: Creighton O’M. Condon, Esq. Attn: Stephen M. Besen, Esq. (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check	the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$6,237,309,335.45	$667,392.10
*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) the sum of 56,619,041 shares of Class A Common Stock, 123,427,111 shares of Class B Common Stock, approximately 1,349,566.30 restricted stock units and approximately 6,250.30 director deferred stock units and (ii) the merger consideration of $33.80 per share (equal to $6,131,386,538.68) and (b) the product of options to purchase 10,704,146 shares of common stock with exercise prices less than $33.80 and approximately $9.90 (which is the difference between $33.80 and the weighted average exercise price per share) (equal to $105,922,796.77). In accordance with the Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.000107 by the aggregate transaction valuation of $6,237,309,335.45.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $667,392.10

Form or Registration No.: Schedule 14A

Filing Party: ARAMARK Corporation

Date Filed: September 7, 2006

Introduction

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by ARAMARK Corporation, a Delaware corporation (the “Company”), RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), GS Capital Partners V Fund, L.P., a Delaware limited partnership, J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership, CCMP Capital Investors II, L.P., a Delaware limited partnership, Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, and Thomas H. Lee Equity Fund VI, L.P , a Delaware limited partnership Joseph Neubauer (collectively, together with the Company, MergerCo, and Mr. Neubauer, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 8, 2006 (the “Merger Agreement”) by and among the Company, MergerCo and RMK Finance LLC, a Delaware limited liability company (“FinanceCo”). If the Merger Agreement is adopted by the Company stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied, MergerCo will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. As a result of the Merger, the Company, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly-owned subsidiary of ARAMARK Holdings Corporation. In the Merger, each issued and outstanding share of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, will be converted into the right to receive $33.80 in cash.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

ARAMARK Corporation

1101 Market Street

Philadelphia, Pennsylvania 19107

(215) 238-3000

(b) Securities. The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum” and “The Special Meeting—Required Vote” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Market Price of the Company’s Class B Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Market Price of the Company’s Class B Common Stock” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Transactions in Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and address. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “The Parties to the Merger,” “Important Information Concerning ARAMARK” and “Important Information Concerning MergerCo and the Sponsors” is incorporated herein by reference.

(b) Business and background of entities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “The Parties to the Merger,” “Important Information Concerning ARAMARK” and “Important Information Concerning MergerCo and the Sponsors” is incorporated herein by reference.

(c) Business and background of natural persons. The information set forth in the sections of the Proxy Statement entitled “Important Information Concerning ARAMARK—Directors and Executive Officers of ARAMARK” and “Important Information Concerning MergerCo and the Sponsors” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Material United States Federal Income Tax”, and “The Merger Agreement—Treatment of Stock and Options” is incorporated herein by reference.

(2)(iii) The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Position of Joseph Neubauer as to Fairness”, “Special Factors—Position of

MergerCo and the Sponsors as to Fairness”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Required Vote” is incorporated herein by reference.

(2)(v) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the section of the Proxy Statement entitled “Special Factors—Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different terms. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(d) Appraisal rights. The information set forth in the sections of the Proxy Statement entitled “Rights of Appraisal” and “Section 262 of the General Corporation Law of the State of Delaware”, which is attached as Annex C thereto, is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. The information set forth in the section of the Proxy Statement entitled “Provisions for Unaffiliated Stockholders” is incorporated herein by reference. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2) Transactions. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.   Goldman, Sachs & Co. is an investment banking firm that regularly performs services such as acting as a financial advisor and serving as principal or agent in the purchase and sale of securities, which may include the securities of the Company. JPMorgan Chase & Co. is an investment banking firm that regularly performs services such as acting as a financial advisor and serving as principal or agent in the purchase and sale of securities, which may include securities of the Company.

        (b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special

Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Certain Effects of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” and “The Merger Agreement—Treatment of Stock and Options” is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Financing” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer” and “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer” and “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Credit Suisse Securities (USA) LLC”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Position of Joseph Neubauer as to Fairness”, “Special Factors—Position of MergerCo and the Sponsors as to Fairness”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” and “Special Factors—Certain Effects of the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Financing”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “Special Factors—Material United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Credit Suisse Securities (USA) LLC”, “Special Factors—Position of Joseph Neubauer as to Fairness”, “Special Factors—Position of MergerCo and the Sponsors as to Fairness” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference. The full text of the written opinion of Credit Suisse Securities (USA) LLC dated August 8, 2006 is also attached to the Proxy Statement as Annex B and is incorporated herein by reference. The negotiating presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC is attached hereto as Exhibit c(2) and is incorporated by reference herein. The presentation, dated August 7, 2006, and the draft presentations, dated June 2, 2006, June 25, 2006 and July 17, 2006, each prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation, are attached hereto as Exhibits c(3)—c(6) and are incorporated by reference herein.

(c) Approval of security holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum”, “The Special Meeting—Required Vote” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, and “Special Factors—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(e) Approval of directors. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” and “Special Factors—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(f) Other offers. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Credit Suisse Securities (USA) LLC”, and “Where You Can Find Additional Information” is incorporated herein by reference. The full text of the written opinion of Credit Suisse Securities (USA) LLC dated August 8, 2006 is also attached to the Proxy Statement as Annex B and is incorporated herein by reference. The negotiating presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC is attached hereto as Exhibit c(2) and is incorporated by reference herein. The presentation, dated August 7, 2006, and the draft presentations, dated June 2, 2006, June 25, 2006 and July 17, 2006, each prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation, are attached hereto as Exhibits c(3) - c(6) and are incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration

(a) - (d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Financing”, and “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”, and “Important Information Concerning ARAMARK—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Transactions in Common Stock” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Required Vote”, “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.

(e) Recommendation of others. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 13. Financial Information

(a) Financial statements. The information set forth in the sections of the Proxy Statement entitled “Important Information Concerning ARAMARK—Historical Selected Financial Information”, “Important Information Concerning ARAMARK—Ratio of Earnings to Fixed Charges” and “Where You Can Find Additional Information” is incorporated herein by reference. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2005 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended December 30, 2005, March 31, 2006 and June 30, 2006 are incorporated by reference herein.

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.

(b) Employees and corporate assets. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.

Item 15. Additional Information

(b) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of ARAMARK Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 3, 2006.

(a)(2) Form of Proxy Card (incorporated herein by reference to Appendix I of the Proxy Statement).

(a)(3) Form of Proxy Card (incorporated herein by reference to Appendix II of the Proxy Statement).

(a)(4) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(6) Press Release dated August 8, 2006 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by ARAMARK Corporation with the Securities and Exchange Commission on August 8, 2006).

(a)(7) Script dated August 8, 2006 (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 8, 2006).

(a)(8) Email from Joseph Neubauer to ARAMARK Corporation’s Employees re: ARAMARK Announces Signing of Merger Agreement (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 8, 2006).

(a)(9) Script dated August 10, 2006 (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 10, 2006).

(b)(1) Debt Commitment Letter, dated August 8, 2006, from Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to RMK Finance LLC.**

(c)(1) Opinion of Credit Suisse Securities (USA) LLC, dated August 8, 2006 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Negotiating Presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC.*

(c)(3) Presentation, dated August 7, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(c)(4) Draft presentation, dated July 17, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(c)(5) Draft presentation, dated June 25, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(c)(6) Draft presentation, dated June 2, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(d)(1) Agreement and Plan of Merger, dated August 8, 2006, among RMK Acquisition Corporation, RMK Finance LLC, and ARAMARK Corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated August 8, 2006, between RMK Acquisition Corporation and Joseph Neubauer (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Rollover Equity Commitment Letter, dated August 8, 2006, from Joseph Neubauer to RMK Acquisition Corporation (incorporated herein by reference to Exhibit 7.06 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(d)(4) Interim Investors Agreement, dated August 8, 2006, among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. and Joseph Neubauer (incorporated herein by reference to Exhibit 7.16 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(d)(5) Form of Registration Rights Agreement among ARAMARK Corporation and Joseph Neubauer and each of the other holders listed on Schedule 1 thereto (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-1 (File No. 333-65226) filed by ARAMARK Corporation with the Securities and Exchange Commission on September 6, 2001).

(d)(6) Employment Agreement dated October 27, 2003 between ARAMARK Corporation and Joseph Neubauer (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended October 3, 2003 filed by ARAMARK Corporation with the Securities and Exchange Commission on December 19, 2003).

(d)(7) Employment Agreement dated November 2, 2004 between ARAMARK Corporation and Joseph Neubauer (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K/A filed by ARAMARK Corporation with the Securities and Exchange Commission on November 8, 2004).

(d)(18) Form of Indemnification Agreement and attached schedule (incorporated by reference to exhibit 10.4 to the Current Report on Form 8-K filed by ARAMARK Corporation with the Securities and Exchange Commission on August 10, 2005).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

*	Previously filed on September 7, 2006
**	Previously filed on October 11, 2006

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 3, 2006

ARAMARK CORPORATION

By:	/s/ L. Frederick Sutherland
Name: L. Frederick Sutherland
Title: Executive Vice President

RMK ACQUISITION CORPORATION

By:	/s/ Sanjeev Mehra
Name: Sanjeev Mehra
Title: President

/s/ Joseph Neubauer
Joseph Neubauer

GS CAPITAL PARTNERS V FUND, L.P.

By:	GSCP V Advisors, L.L.C., its General Partner

By:	/s/ Sanjeev Mehra
Name: Sanjeev Mehra
Title: Managing Director and Vice President

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P., its General Partner

By:	JPMP Capital Corp., its General Partner

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

CCMP CAPITAL INVESTORS II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner

By:	CCMP Capital Associates GP, LLC, its general partner

By:	/s/ Stephen Murray
Name: Stephen Murray
Title: President and Chief Operating Officer

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX LLC, its General Partner

By:	Warburg Pincus Partners, LLC, its Sole Member

By:	Warbus Pincus & Co., its Managing Member

By:	/s/ Kewsong Lee
Name: Kewsong Lee
Title: Partner

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL Equity Advisors VI, LLC, its General Partner

By:	Thomas H Lee Partners, L.P., its Sole Member

By:	Thomas H. Lee Advisors, LLC, its General Partner

By:	/s/ Todd Abbrecht
Name: Todd Abbrecht
Title: Managing Director